Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated February 25, 2014

Relating to Preliminary Prospectus Supplement dated February 25, 2014

Registration No. 333-183013

MAGELLAN MIDSTREAM PARTNERS, L.P.

5.15% Senior Notes due 2043

Issuer:	Magellan Midstream Partners, L.P.
Note type:	Senior Unsecured Notes
Pricing date:	February 25, 2014
Settlement date: (T+5)	March 4, 2014
Maturity date:	October 15, 2043
Principal amount:	$250,000,000. The Senior Notes due 2043 offered hereby constitute an additional issuance of the $300,000,000 aggregate principal amount of senior notes we originally issued on October 10, 2013. The series of notes offered hereby will form a single series with those senior notes issued on October 10, 2013 having the same maturity. The notes will have the same CUSIP number and will trade interchangeably with the previously issued notes of the series upon settlement.
Benchmark:	U.S. Treasury 3.75% due November 15, 2043
Benchmark yield:	3.65%
Re-offer spread:	+130 bps
Re-offer yield to maturity:	4.95%
Coupon:	5.15%
Public offering price:	103.085%, plus an aggregate amount of $5,150,000, consisting of the pre-issuance accrued and unpaid interest from October 10, 2013.
Optional redemption:	Prior to April 15, 2043 (the date that is six months prior to the maturity date of the notes), at a price equal to the greater of (1) 100% of the principal amount of the notes to be redeemed and (2) the sum of the present values of the remaining scheduled payments of principal and interest on the notes to be redeemed (exclusive of interest accrued to the date of redemption) discounted to the date of redemption on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 25 basis points; plus, in either case, accrued and unpaid interest, if any, to the date of redemption. On or after April 15, 2043 (the date that is six months prior to the maturity date of the notes), we will pay an amount equal to 100% of the principal amount of the notes to be redeemed plus accrued and unpaid interest, if any, on the notes redeemed to the redemption date.

Interest payment dates:	April 15 and October 15, beginning April 15, 2014. Initial interest payment to include pre-issuance accrued and unpaid interest from, and including, October 10, 2013.
CUSIP / ISIN:	559080 AG1 / US559080AG18
Joint Book-Running Managers:	Wells Fargo Securities, LLC Barclays Capital Inc. Mitsubishi UFJ Securities (USA), Inc. U.S. Bancorp Investments, Inc.
Co-Managers:	Citigroup Global Markets Inc. J.P. Morgan Securities LLC Morgan Stanley & Co. LLC PNC Capital Markets LLC RBC Capital Markets, LLC SunTrust Robinson Humphrey, Inc.

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The issuer has filed a registration statement (including a preliminary prospectus supplement and a prospectus) with the U.S. Securities and Exchange Commission (SEC) for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus supplement, the issuer’s prospectus in that registration statement and any other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at http://www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus supplement and prospectus if you request it by calling Wells Fargo Securities, LLC toll-free at 1-800-326-5897, Barclays Capital Inc. toll-free at 1-888-603-5847, Mitsubishi UFJ Securities (USA), Inc. toll-free at 1-877-649-6848 or U.S. Bancorp Investments, Inc. toll-free at 1-877-558-2607.